

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Stacie Schuler
Chief Financial Officer
Heron Lake BioEnergy, LLC
91246 390th Avenue
Heron Lake, Minnesota 56137

>   **Re: Heron Lake BioEnergy, LLC**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 21, 2021**

Dear Ms. Schuler:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Where You Can Find More Information, page 39

1.   We note you have incorporated by reference your Exchange Act reports. Item 14(e) of Schedule 14A permits incorporation by reference of information required by Item 14(c) of Schedule 14A to the same extent such information is permitted to be incorporated by reference by Form S-4. Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3. *Compare* Items 11-13 and 15-16 of Form S-4 *with* Items 14 and 17, respectively, of Form S-4. The General Instructions to Form S-3 address the Eligibility Requirements for Use of Form S-3. We note in particular paragraph I.A.3(b), which requires timely filing of all reports required to be filed in the past 12 months. It does not appear that you are eligible to incorporate your financial statements, as your last Form 10K was not timely filed, notwithstanding your filing of a Form NT 10-K. Please revise to provide the required financial statements, or provide us further analysis regarding your ability to incorporate by reference.

General

2. Given that Granite Falls Energy, LLC is an affiliate of the company by way of its majority ownership interest, we believe Rule 13e-3 applies to the proposed transactions. Accordingly, the Company and any affiliates engaged in the transaction must file a Schedule 13E-3. In your response letter, please also tell us how the issuer and affiliates will comply with Rule 13e-3, including the dissemination requirements.

3. Please provide us with your legal analysis as to why Granite Falls Energy, LLC, was not required to file amendments to its Schedule 13D in connection with the proposed transactions. Your response should address whether material changes have occurred to the facts set forth in the Schedule 13D that required amendments to be filed promptly pursuant to Rule 13d-2(a).

4. Related to our comments on the applicability of Exchange Act Rule 13e-3 and Item 14 of Schedule 14A, revise to provide the financial statements and other information required by Item 14(c)(2) of Schedule 14A. Refer to Instruction 2(b) to Item 14 of Schedule 14A, regarding going private transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, you may contact Joshua Shainess in the Office of Mergers and Acquisitions at (202) 551-7951, or Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 in the Office of Life Sciences.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bill Hanigan, Esq.